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                                                                   EXHIBIT 99.2B


VISTA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1997
(US Dollars in thousands unless specified otherwise - unaudited)

1.   UNAUDITED INTERIM FINANCIAL INFORMATION

The consolidated financial statements of Vista Gold Corp. (the "Company") for the nine months ended September 30, 1997 have been prepared by the Company without audit. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the interim financial information set forth herein have been made. The results of operations for interim periods are not necessarily indicative of the operating results of a full year or of future years.


2.   PROPERTY, PLANT & EQUIPMENT

Management regularly reviews the market conditions, mining plans, ore reserves, ore grades and recovery rates of the producing properties and other long-lived assets. These reviews indicated that the carrying values of certain properties were in excess of their estimated net recoverable amounts and accordingly were written down by $33 million.


3.   LONG-TERM DEBT

At September 30, 1997, the Company had borrowed $11 million and repaid $1.7 million under the terms of a US$13 million revolving credit facility secured by the assets of the Hycroft mine.

Subsequent to the end of the third quarter of 1997, the Company has amended this revolving credit facility into a term loan bearing interest at 2 percent above LIBOR and repayment terms requiring twelve equal monthly instalments commencing January 31, 1999.